Exhibit 99.1

CENTOGENE and Evotec Expand Collaboration Into Gaucher Disease

CAMBRIDGE, Mass., and ROSTOCK/BERLIN/HAMBURG, Germany, August 20, 2020 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, and Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809), a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches, today announced that the two companies have expanded their existing drug discovery partnership related to Gaucher disease – a genetic lysosomal storage disorder caused by mutations in the glucocerebrosidase gene. The parties intend to develop a treatment for Gaucher patients.

Prof. Arndt Rolfs, CEO of CENTOGENE, said, “Our collaboration with Evotec further underlines CENTOGENE’s commitment to driving biomarker discoveries and accelerating orphan drug development by leveraging our global expertise in rare hereditary diseases. In particular, we are able to draw on over 20 years of knowledge and research of Gaucher disease. By continuing our work alongside Evotec, we will accelerate transformational medical solutions in the rare disease field.”

Dr. Cord Dohrmann, Chief Scientific Officer of Evotec, commented: “The partnership with CENTOGENE supports and complements our patient-centric drug discovery approach in Gaucher disease. We highly value CENTOGENE’s biomarker expertise and real-world data-based global proprietary rare disease platform, which fits perfectly to our iPSC-based drug discovery platform. The combination should help identify disease-modifying treatments for this underserved patient population.”

Dr. Philip Lambert, Chief Scientific Officer at CENTOGENE, added, “The potential to further the understanding of rare diseases connected to mutations in the GBA gene is extremely important to patients and their families around the world, and we hope that today’s collaboration agreement will help lead to transformational personalized treatments for these patients.”

Under the terms of the expanded agreement, CENTOGENE and Evotec will work together to research, discover, and develop medical solutions for rare diseases related to the protein target glucocerebrosidase (“GBA”), a well-known gene linked to Gaucher disease. The collaboration brings together Evotec’s leading induced pluripotent stem cell (“iPSC”) platform and broad drug discovery and development capabilities with CENTOGENE’s global proprietary rare disease platform, including insights as well as iPSC lines. Ultimately, the aim is to address the needs of this orphan drug indication. The collaboration builds on the partnership Evotec and CENTOGENE entered in 2018 with the goal to discover and develop novel small molecules in rare hereditary metabolic diseases.

About Evotec SE

Evotec is a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. We operate worldwide and our more than 3,300 employees provide the highest quality stand-alone and integrated drug discovery and development solutions. We cover all activities from target-to-clinic to meet the industry’s need for innovation and efficiency in drug discovery and development (EVT Execute). The Company has established a unique position by assembling top-class scientific experts and integrating state-of-the-art technologies as well as substantial experience and expertise in key therapeutic areas including neuronal diseases, diabetes and complications of diabetes, pain and inflammation, oncology, infectious diseases, respiratory diseases, fibrosis, rare diseases and women’s health. On this basis, Evotec has built a broad and deep pipeline of approx. 100 co-owned product opportunities at clinical, pre-clinical and discovery stages (EVT Innovate). Evotec has established multiple long-term alliances with partners including Bayer, Boehringer Ingelheim, Bristol-Myers Squibb, CHDI, Novartis, Novo Nordisk, Pfizer, Sanofi, Takeda, UCB and others. For additional information please go to www.evotec.com and follow us on Twitter @Evotec.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with approximately 3.0 billion weighted data points from over 530,000 patients representing over 120 different countries as of March 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of March 31, 2020, the Company collaborated with 39 pharmaceutical partners covering over 45 different rare diseases.

Important Notice and Disclaimer

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2019 on Form 20-F filed with the SEC on April 23, 2020 and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE
Ben Legg
Corporate Communications
press@centogene.com

Evotec
Gabriele Hansen
SVP Global Communications & Marketing
+49.(0)40.560 81-255
gabriele.hansen@evotec.com

FTI Consulting
Bridie Lawlor
+1.917.929.5684
bridie.lawlor@fticonsulting.com